FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2011

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: August 26, 2011

Exhibit List

99.1   Amended and Restated Interim Condensed Consolidated Financial Statements for the Three Months ended March 31, 2011

99.2   Amended and Restated Management Discussion & Analysis of Financial Statements for the Three Months ended March 31, 2011

99.3   Form 52-109F2R Certification of Refiled Interim Filings - Chief Executive Officer

99.4   Form 52-109F2R Certification of Refiled Interim Filings - Chief Financial Officer

99.5   News Release dated August 24, 2011

99.6   Material Change Report dated August 24, 2011